

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
MARKET REGULATION



Document Control
No Act
P.E. 10-26-06

PROCESSED
JAN 12 2007
THOMSON
FINANCIAL

November 1, 2006

Act	Exchange Act
Section	
Rule	Rules 101 & 102 of Regulation M
Public Availability	November 1, 2006

John J. Huber, Esq.
Latham & Watkins LLP
555 Eleventh Street, N.W., Suite 1000
Washington, D.C. 20004-1304

Re: **Banca Intesa S.p.A.**
File No.: TP 07-08

Dear Mr. Huber:

In your letter dated October 26, 2006, as supplemented by conversations with the staff, you request on behalf of Banca Intesa S.p.A, a bank organized under the laws of Italy ("Banca Intesa") an exemption from Rules 101 and 102 of Regulation M under the Securities Exchange Act of 1934 ("Exchange Act") in connection with Banca Intesa's merger with Sanpaolo IMI S.p.A. (the "Merger"), a bank organized under the laws of Italy ("Sanpaolo IMI").

You seek an exemption to permit Banca Intesa and certain of its affiliates to conduct specified transactions outside the United States in the ordinary shares of Banca Intesa ("Intesa Shares") during the distribution of Intesa Shares to the shareholders of Sanpaolo IMI. Specifically, you request that: (i) Banca Caboto S.p.A. and Banca Intesa S.p.A. (Direzione Finanza e Tesoreria), each organized under the laws of Italy (the "Trading Units") and other affiliates of Banca Intesa outside of Italy and the United States conducting similar activities (the "International Trading Units"), be permitted to continue to engage in derivatives hedging activities as described in your letter; (ii) Banca Intesa Private Banking S.p.A. and Intesa Previdenza SIM S.p.A., each of which is a corporation organized under the laws of Italy (the "Asset Managers"), and other affiliates of Banca Intesa outside of Italy and the United States conducting similar activities (collectively, the "International Asset Managers"), be permitted to continue to engage in investment management activities as described in your letter; (iii) Intesa Vita S.p.A., an insurance company organized under the laws of Italy and jointly controlled by Banca Intesa and Alleanza Assicurazioni S.p.A., a company of the Generali group, and Po Vita Compagnia di Assicurazioni S.p.A., an insurance company organized under the laws of Italy and jointly controlled by Banca Intesa and SAI Holding Italia S.p.A. (collectively, the "Insurance Companies"), be permitted to continue to engage in activities in connection with investment selections made by purchasers of insurance products as described in your letter; and (iv) Banca Caboto S.p.A., a corporation organized under the laws of Italy (the "Brokerage Unit"), and other affiliates of Banca Intesa outside of Italy and the United States conducting similar activities (the "International Brokerage Units"), be permitted to continue to engage in unsolicited brokerage activities as described in your letter (the International Brokerage Units, together with the Trading Units, the International Trading Units, the Asset Managers, the International Asset Managers, the



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Insurance Companies, the Brokerage Unit and the International Brokerage Units, the "Global Companies").

We have attached a photocopy of your correspondence to avoid reciting the facts set forth therein. Unless otherwise noted, each defined term in our response has the same meaning as defined in your letter.

Response:

Based on the facts and representations that you have made in your letter, but without necessarily concurring in your analysis, the United States Securities and Exchange Commission ("Commission") hereby grants Banca Intesa an exemption from Rules 101 and 102 of Regulation M to permit the Global Companies to continue to engage in the transactions described in your letter, particularly in light of the following facts:

- Between January 2, 2006 and September 29, 2006, the average daily trading volume in Intesa Shares on the Italian Stock Exchange was approximately €157.6 million, and Banca Intesa's market capitalization was approximately €37.6 billion, making Banca Intesa the second largest listed Italian bank in terms of market capitalization, representing 4.885% of the MIBTEL index;

- The principal trading market for Intesa Shares is Italy;

- The number of shares to be delivered to Sanpaolo IMI shareholders through the Merger will represent approximately 49.3% of the Intesa Shares outstanding upon consummation of the Merger;

- Banca Intesa has established "Chinese Walls" procedures and a policy for handling confidential information to prevent price-sensitive information from passing between any area in which derivatives hedging, asset management, insurance or brokerage activities of the Global Companies are conducted and any other area of Banca Intesa in which price-sensitive information relating to Intesa Shares, including information relating to the Merger, would be available;

- Each of the Trading Units and the International Trading Units conducts its derivative hedging activities outside the United States, and during 2005, the hedging transactions represented approximately 0.05% of the average daily trading volume in Intesa Shares on the MTA;

- Each of the Asset Managers and the International Asset Managers conducts its investment management activities outside the United States;

- The Insurance Companies sell insurance products and conduct activities in connection with investment selections made by purchasers of such insurance products outside the United States;

- The Brokerage Unit and each of the International Brokerage Units conduct its unsolicited brokerage activities outside the United States, and during 2005, the unsolicited brokerage activities of the Brokerage Unit represented approximately 4.3% of the average daily trading volume in Intesa Shares on the MTA;

- As of October 20, 2006, approximately 60% of Intesa Shares were held by customers of Banca Intesa and its affiliates in securities accounts at Banca Intesa and its affiliates in Italy; and

- Each of the Trading Units, the International Trading Units, the Asset Managers, the International Asset Managers, the Brokerage Unit, the International Brokerage Units and the Insurance Companies has confirmed that the activities for which it is requesting relief will be conducted in the ordinary course of business and not for the purpose of facilitating the Merger, in accordance with applicable law in the European Union, Italian and local laws and the other markets outside the United States which permit such activities during a distribution.

This exemption is subject to the following conditions:

1. None of the transactions of the Global Companies described in your letter shall occur in the United States;

2. All of the transactions described in your letter shall be effected in the ordinary course of business and not for the purpose of facilitating the Merger;

3. The Merger Plan distributed to the Sanpaolo IMI shareholders disclose the possibility of, or the intention to make, the transactions described in your letter;

4. Banca Intesa and each of the Global Companies shall provide to the Division of Market Regulation (the "Division"), upon request, a daily time-sequenced schedule of all transactions made during the period beginning on the day the Merger Plan is first disseminated to security holders, and ending upon the completion of the distribution. Such schedule shall include:

   a. size, broker (if any), time of execution, and price of transaction;

   b. the exchange, quotation system, or other facility through which the transactions occurred; and

c. whether the transactions were made for a customer account or a proprietary account.

5. Upon request of the Division, Banca Intesa and each of the Global Companies shall transmit the information as specified in paragraphs 4.a., 4.b. and 4.c. to the Division at its offices in Washington, D.C. within 30 days of its request;

6. Banca Intesa and each of the Global Companies shall retain all documents and other information required to be maintained pursuant to this exemption for at least two years following the completion of the merger distribution;

7. Representatives of Banca Intesa and each of the Global Companies shall be made available (in person at the offices of the Commission in Washington, D.C. or by telephone) to respond to inquiries of the Division relating to their records; and

8. Except as otherwise exempted by this letter, Banca Intesa and each of the Global Companies shall comply with Regulation M.

The foregoing exemption from Rules 101 and 102 of Regulation M is based solely on your representations and the facts presented to the staff, and is strictly limited to the application of these rules to the proposed transactions. Such transactions should be discontinued, pending presentation of the facts for our consideration, in the event that any material change occurs with respect to any of those facts or representations.

In addition, your attention is directed to the anti-fraud and anti-manipulation provisions of the Exchange Act, including Sections 9(a) and 10(b), and Rule 10b-5 thereunder. Responsibility for compliance with these and any other applicable provisions of the federal securities laws must rest with the participants in the various transactions. The Division expresses no view with respect to any other questions that the proposed transactions may raise, including, but not limited to, the adequacy of disclosure concerning, and the applicability of any other federal or state laws to, the proposed transactions.

For the Commission, by the Division of Market
Regulation, pursuant to delegated authority,



James A. Brigagliano
Acting Associate Director

555 Eleventh Street, N.W., Suite 1000
Washington, D.C. 20004-1304
Tel: (202) 637-2200 Fax: (202) 637-2201
www.lw.com

LATHAM&WATKINS LLP

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STRICTLY CONFIDENTIAL

October 26, 2006

James A. Brigagliano, Esq.
Acting Associate Director
Division of Market Regulation
Securities and Exchange Commission
100 F Street, Station Place, N.E.
Washington, D.C. 20549

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
OCT 2 6 2006
DIVISION OF MARKET REGULATION

Dear Mr. Brigagliano,

We are writing as counsel to Banca Intesa S.p.A., a bank organized under the laws of Italy ("Banca Intesa"), about the application of Regulation M to transactions by Banca Intesa and its affiliates in the ordinary shares of Banca Intesa ("Intesa Shares") during the distribution of Intesa Shares, and, possibly, American Depositary Shares representing such Intesa Shares, to be made by Banca Intesa to shareholders of Sanpaolo IMI S.p.A., a bank organized under the laws of Italy ("Sanpaolo IMI" and, together with Banca Intesa, the "Parties"), in connection with the proposed business combination of Banca Intesa and Sanpaolo IMI (the "Merger"). Specifically, on behalf of Banca Intesa, we ask the staff of the Division of Market Regulation (the "Staff") of the Securities and Exchange Commission (the "Commission") to grant Banca Intesa and its affiliates exemptive relief from Rules 101 and Rules 102 of Regulation M to permit Banca Intesa and its affiliates to continue, in the ordinary course of business and not for the purpose of facilitating the Merger as described below and in accordance with applicable local law, to engage in the following activities outside the United States during the Merger distribution:

Derivatives and Hedging Activities: In connection with derivatives relating to Intesa Shares or indices including Intesa Shares (collectively, "Intesa Shares Derivatives"), the trading units of Banca Intesa (the "Trading Units")[1] effect trades in Intesa Shares for their own accounts for the purpose of hedging positions (or adjusting or liquidating existing hedge positions) belonging to them. The Trading Units' hedging transactions are effected on the Mercato

[1] The Trading Units consist of Banca Caboto S.p.A. and Banca Intesa S.p.A. (Direzione Finanza e Tesoreria), each of which is organized under the laws of Italy. Similar activities are carried out by other affiliates of Banca Intesa outside Italy and the United States (the "International Trading Units"), although their volume of activity relating to Intesa Share Derivatives historically have been low compared to that of the Trading Units. We ask that the requested relief also cover ordinary course activities of the International Trading Units.

Telematico Azionario ("MTA") of the Italian Stock Exchange, managed by Borsa Italiana S.p.A., in Milan.

Trading in Intesa Shares by the Asset Managers: Certain affiliates of Banca Intesa manage the assets of certain mutual funds, pension funds and investor portfolios (such affiliates, the "Asset Managers"[2]; such funds and investor portfolios, the "Managed Funds"). As part of their ordinary investment management activities on behalf of the Managed Funds, the Asset Managers buy and sell Intesa Shares for the Managed Funds' accounts.[3]

Trading in Intesa Shares by the Insurance Companies: Intesa Vita S.p.A., an insurance company organized under the laws of Italy and jointly controlled by Banca Intesa and Alleanza Assicurazioni S.p.A., a company of the Generali group, and Po Vita Compagnia di Assicurazioni S.p.A., an insurance company organized under the laws of Italy and jointly controlled by Banca Intesa and SAI Holding Italia S.p.A. (collectively, the "Insurance Companies"), sell certain insurance products requiring the insurer to invest the premiums paid by the purchaser of the policies within certain asset classes determined by that purchaser (such as shares represented in the Eurostocks index, which includes Intesa Shares) (such products, the "Asset Class Policies"). The Insurance Companies do not provide any investment advice to purchasers with respect to the asset classes that may be selected by the customer as part of the Asset Class Policies.

Unsolicited Brokerage Activities: The Brokerage Unit[4] engages in full-service brokerage activities for its customers through ordinary customer facilitation and related services. These services involve discussions with customers regarding investment strategies, including with respect to Intesa Shares and Intesa Share Derivatives, and buying and selling Intesa Shares and Intesa Share Derivatives as agent in connection with such customers' unsolicited orders.

The Trading Units, the Brokerage Unit, the Asset Managers and the Insurance Companies are collectively referred to herein as the Italian Companies (the "Italian Companies"). The Italian Companies, together with the International Trading Units, the International Brokerage Units and the International Asset Managers are collectively referred to herein as the Global Companies (the "Global Companies").

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[2] The Asset Managers consist of Banca Intesa Private Banking S.p.A. and Intesa Previdenza SIM S.p.A., each of which is organized under the laws of Italy.

[3] Banca Intesa's affiliates outside Italy and the United States (collectively, the "International Asset Managers") also engage in mutual fund, pension fund and investor portfolio investment management activities of the kind described above with their customers in their respective jurisdictions, and, in doing so, may buy and sell limited amounts of Intesa Shares for the accounts of their Managed Funds. We ask that the requested relief also cover the ordinary course mutual fund, pension fund and investor portfolio investment management activities of the International Asset Managers.

[4] The Brokerage Unit is Banca Caboto S.p.A., a corporation organized under the laws of Italy. Similar activities are carried out by other affiliates of Banca Intesa outside of Italy and outside the United States (the "International Brokerage Units"), although their volume of activity relating to Intesa Share Derivatives and their trading in Intesa Shares historically have been low compared to that of the Brokerage Unit. We ask that the requested relief also cover the ordinary course activities of the International Brokerage Units.

The availability of the exemption we are requesting would be conditioned on the disclosure and record-keeping undertakings described below.

The descriptions of factual matters in this letter, including the market for Intesa Shares and the Global Companies' business and market activities, as well as the descriptions of certain matters under Italian law and the laws of other jurisdictions outside the United States included in this letter, have been provided to us by Banca Intesa.

I. THE MARKET FOR INTESA SHARES

The principal trading market for Intesa Shares is Italy.[5] Banca Intesa's voting ordinary shares, nominal value €0.52 each, are listed on the MTA.

At October 16, 2006, Banca Intesa had 6,015,588,662 ordinary shares and 932,490,561 savings shares outstanding. As of September 25, 2006, Intesa Shares were held by 793 record holders with registered addresses in the United States. Banca Intesa's non-voting savings shares are issued in bearer form and it is therefore not possible to determine the identity (including the residence) of the holders of such non-voting savings shares. With respect to the U.S. shareholders of Intesa Shares, Banca Intesa submitted a request for exemptive relief from Section 12(g) of the Securities Exchange Act of 1934, as amended, as afforded to foreign private issuers eligible under Rule 12g3-2(b) under the Exchange Act, which was granted by the Division of Corporation Finance on September 28, 2006 under file number 82-35020.

Banca Intesa's market capitalization at October 16, 2006 was approximately €37.6 billion, making Intesa the second largest listed Italian bank in terms of market capitalization. The Intesa Shares are a significant component of the Italian Stock Exchange, representing 4.885% of the MIBTEL index and 4.586% the S&P/MIB index. Between January 2, 2006 and September 29, 2006, the average daily trading volume in the Intesa Shares on the Italian Stock Exchange was approximately €157.6 million and the average daily number of traded shares amounted to 32 million.

Borsa Italiana S.p.A. organizes and operates the Italian regulated markets for equities, bonds and derivatives. All the markets managed by Borsa Italiana S.p.A. are electronic and order-driven. The Italian Stock Exchange runs the Milan Stock Exchange (which includes the MTA for companies operating in traditional segments, further subdivided among the Blue Chip, Star and Standard segments), MTAX for high-tech companies and Mercato Expandi for smaller sized companies, the Securities Derivatives Market (SeDeX), the Italian Derivatives Market (IDEM), the After Hours Market, the MTF (which is a segment of the MTA dedicated to funds)

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[5] Banca Intesa was recently informed that there is over-the-counter (OTC) trading of the Intesa Shares in the United States under the symbol "BIPOF." Banca Intesa had no prior knowledge of, or involvement in, the establishment of this trading market for the Intesa Shares, and Banca Intesa has not authorized this or any trading of the Intesa Shares in the United States. NASDAQ has informed us that a U.S. broker-dealer established the ticker "BIPOF" in 2003, most likely to comply with NASD trade reporting requirements regarding foreign securities. In 2006 (through October 15), the average trading volume of Intesa Shares was approximately 118,000 on any day in which the Intesa Shares traded OTC. However, Intesa Shares are not traded every day on the OTC.

and the Fixed Income Market (MOT and EuroMOT). The MTA and MTAX are the Italian Stock Exchange's electronic markets on which shares, convertible bonds, warrants and option rights are traded. The principal feature of the Italian Stock Exchange is the computerized matching of buy and sell orders at the time of entry of the order. Each order is executed as soon as a matching order is entered, but can be modified or canceled until executed. Market activity can be continuously monitored by investors and brokers. All trades on the Italian Stock Exchange must be placed through financial intermediaries admitted to the Italian book entry system. The Italian Stock Exchange operates separate order-matching systems for block trades (which exceed certain minimum amounts) and all other trades.

In 2005, the aggregate turnover on the MTA for both equity and debt securities was €1,020.7 billion and the daily average equity trading volume amounted to €3.7 billion. As of December 31, 2005, the overall market capitalization of equity securities listed on the Italian Stock Exchange was approximately €954.8 billion. As of December 31, 2005, there were 282 listed companies and 320 listed shares on the Italian Stock Exchange. The key market indices in Italy include, among others (i) the MIBTEL, the benchmark all-share index for the Italian stock market which tracks all shares traded electronically on the Italian Stock Exchange and (ii) the S&P/MIB, which measures the performance of equities in Italy and covers 80% of the Italian equities market. It currently includes 40 of Italy's most prominent companies, including Banca Intesa.

II. MARKET ACTIVITIES FOR WHICH RELIEF IS SOUGHT

Banca Intesa is a leading Italian banking group which serves approximately 12.7 million customers through a network of approximately 3,900 branches located primarily in Italy and Central Europe. Banca Intesa, together with its subsidiaries, is engaged in retail banking, asset management, private banking, commercial banking, investment banking and private equity. Banca Intesa has offices in 34 countries and its principal executive offices are located in Milan, Italy. As of June 30, 2006, Banca Intesa was the largest commercial banking group in Italy in terms of customer deposits. At June 30, 2006, Banca Intesa had consolidated net income of approximately €1.5 million, total assets of approximately €280.2 million and stockholder's equity of approximately €16.7 million. Banca Intesa does not publish research reports regarding the Intesa Shares.

The Italian Companies are either business units subsidiaries of Banca Intesa and have separate management in charge of day-to-day operations. Although the Italian Companies have offices throughout the world, the principal executive offices of the Italian Companies are located in Italy and the Italian Companies' market activities for which Banca Intesa is seeking relief will occur mainly on the Italian Stock Exchange and on all other exchanges where the Intesa Share Derivatives may be listed, such as LIFFE, the London-based Derivative Market managed by Euronext ("LIFFE"), and be managed principally by representatives in Italy who operate within "Chinese Walls"[6]. The Italian Companies have confirmed that the activities described below, for

[6] Banca Intesa has established "Chinese Walls" procedures and a policy for handling confidential information to prevent price-sensitive information from passing between any area in which derivatives hedging, asset management, insurance or brokerage activities of the Global Companies are conducted and any other area of

which they are requesting relief, are permitted under and would be conducted in accordance with applicable European Union, Italian and local laws.

In the United States, Banca Intesa conducts commercial banking activities through a branch licensed with the State of New York and registered as foreign bank with the New York State Banking Department. In addition, Banca Intesa conducts commercial banking activities through branches located in Europe and elsewhere outside the United States. The activities for which Banca Intesa is seeking relief will be conducted by the Italian Companies and the Global Companies outside the United States as described below.

In addition, the Trading Units expect to hold Intesa Share Derivatives as part of their portfolios of proprietary trading derivatives at the time the Regulation M restricted period commences and would expect to continue to hedge these derivatives (through the purchase and sale of Intesa Shares) during the restricted period. All such Intesa Share Derivatives will have been entered into in the ordinary course of business.

Derivatives and Hedging Activities: In connection with Intesa Share Derivatives the Trading Units effect trades in Intesa Shares for their own account for the purpose of hedging positions (or adjusting or liquidating existing hedging positions) belonging to them. These hedging transactions are effected outside the United States, through the MTA. During 2005, these hedging transactions represented approximately 0.05% of the average daily trading volume in Intesa Shares on the MTA.

Trading in Intesa Shares by the Asset Managers: As part of their investment management activities, the Asset Managers buy and sell Intesa Shares outside the United States for the Managed Funds' accounts. Under Italian law, the Asset Managers have a fiduciary duty to oversee the Managed Funds in a manner that is in the best interests of the investors of those funds. The Asset Managers are prohibited by law from taking into account any factors other than the interests of the funds' beneficiaries in making investment decisions. Accordingly, the Asset Managers would be prohibited by law from following a directive by Banca Intesa to cease trading Intesa Shares during the Regulation M restricted period, unless the Asset Managers believed that cessation of such trading was in the best interests of the Managed Funds' beneficiaries.[7] Similarly, the Asset Managers would be prohibited by law from following a

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Banca Intesa in which price-sensitive information relating to Intesa Shares, including information relating to the Merger, would be available. Accordingly, during restricted periods prior to announcements of earnings results or other material developments that have not yet become public, the Global Companies are generally able to continue their respective market activities, although senior management may restrict such activities in extraordinary circumstances. Banca Intesa will continue to maintain these Chinese Wall procedures during the Merger distribution. Furthermore, the Global Companies will continue to conduct their market activities free of direction from senior management of Banca Intesa who has access to price-sensitive information, including management with responsibility for the Merger.

[7] Some of the pension funds managed by the Asset Managers have an "investment oversight committee" charged with overseeing the investments made by the Asset Managers. In certain cases, representatives and/or employees of Banca Intesa or its affiliates may be members of those investment oversight committees. However, those committees (and their members) would be unable to require the pension fund Asset Manager to stop or start trading Intesa Shares during the restricted period if the Asset Manager did not believe it was in the best interests

Banca Intesa directive to bid for or purchase Intesa Shares unless the Asset Managers independently concluded that such bids or purchases were in the best interests of the Managed Funds' beneficiaries. (See Section V of this letter for further information on the Italian regulatory market).

As noted above, the International Asset Managers also engage in mutual fund, pension fund and investor portfolio investment management activities for Managed Funds' accounts in the ordinary course of business in their respective jurisdictions and generally would be subject to similar fiduciary duties under the laws of those jurisdictions. The International Asset Managers conduct these activities outside the United States.

Trading in Intesa Shares by the Insurance Companies: The Insurance Companies purchase Intesa Shares in connection with investing premiums paid on Asset Class Policies, which require investments within a narrow class of assets, such as the Eurostocks index, that may include Intesa Shares. The Insurance Companies conduct these activities outside the United States.

Under Italian law, the Insurance Companies have a fiduciary duty to the purchasers of Asset Class Policies to oversee the investments with respect to those policies in a manner that is in the best interests of those purchasers. The Insurance Companies may not take into account any factors, other than the interests of its insureds, in making investment decisions under these policies. Accordingly, the Insurance Companies would be prohibited by law from following, with respect to the Asset Class Policies, a directive by Banca Intesa to cease trading Intesa Shares during the Regulation M restricted period, unless such a halt in trading were in the best interests of the purchasers of those policies. Similarly, the Insurance Companies would be prohibited by law from following a Banca Intesa directive to bid for or purchase Intesa Shares unless the Insurance Companies independently concluded that such bids or purchases were in the best interests of its insureds under the Asset Class Policies. (See Section V of this letter for further information on the Italian regulatory market).

Unsolicited Brokerage Activities: The Brokerage Unit engages in full-service brokerage activities outside the United States for its customers through ordinary customer facilitation and related services. These services involve discussions with customers regarding investment strategies, including, with respect to Intesa Shares and Intesa Share Derivatives, buying and selling Intesa Shares and Intesa Share Derivatives in Italy and elsewhere outside the United States as agent in connection with such customers' unsolicited orders. The unsolicited brokerage activities of the Brokerage Unit represented approximately 4.3% of the average daily trading

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of the fund's owners to do so. The representatives and/or employees of Banca Intesa who participate on the investment oversight committees are, like the Asset Managers themselves, isolated by Chinese Walls from the areas of Banca Intesa where price-sensitive information relating to Intesa Shares and were information relating to the Merger would be discussed.

volume in Intesa Shares on the MTA in 2005 and 25.7% of the listed derivatives business transacted on LIFFE with Intesa Shares as underlying shares[8].

The Brokerage Unit's personnel have been instructed by Banca Intesa not to make any investment recommendations to their customers with respect to either Intesa Shares or Sanpaolo IMI shares or ADSs during the restricted period which is likely to last from October 27, 2006, the date of the publication of the notices to shareholders in the Italian Official Gazette, until November 30, 2006 or December 1, 2006, the date of the extraordinary shareholders meetings to approve the Merger.

As of October 20, 2006, approximately 60% of Intesa Shares were held by customers of Banca Intesa and its affiliates in securities accounts at Banca Intesa and its affiliates in Italy. The Brokerage Unit is required under Italian law, as well as, in some cases, by the terms of its contracts with such customers, to facilitate the trading activity of customers as described above. It would place a substantial burden on these customers to require them to transfer their Intesa Shares to a securities account with another bank, or to have the Brokerage Unit place orders with another bank, in order to make trades with respect to the Intesa Shares during the Merger distribution. Moreover, the Brokerage Unit would likely lose a significant number of these customers if it were prevented from providing them with customary facilitation services during this time period.

III. THE BANCA INTESA/SANPAOLO IMI MERGER

On August 26, 2006, the Board of Directors of Banca Intesa and Sanpaolo IMI approved merger guidelines (the "Merger Guidelines") for the proposed merger of Sanpaolo IMI with and into Banca Intesa. A public announcement of the Merger Guidelines was issued that same day. The Merger will be structured as a statutory merger pursuant to Italian law. Consummation of the Merger is subject to the approval of the board of directors and shareholders of Banca Intesa and Sanpaolo IMI, in addition to regulatory approvals including those of the Bank of Italy and competent antitrust authorities. The respective board of directors of each of the Parties approved the merger plan (*progetto di fusione*) (the "Merger Plan"), which includes the exchange ratio and the procedure for receiving the Intesa Shares, on October 12, 2006. The Merger Plan provides that Banca Intesa will issue 3.115 voting ordinary shares of Banca Intesa in exchange for each ordinary share and each preferred share (*azioni privilegiate*) of Sanpaolo IMI upon consummation of the Merger (the "Exchange Ratio"). The Exchange Ratio was fixed as of October 12, 2006 and will not be changed. The parties intend to consummate the Merger in compliance with the exemption from the registration requirements under Rule 802 of the Securities Act of 1933, as amended.

The Parties anticipate that each Party will provide notice to its shareholders (a "Notice") of an extraordinary shareholders' meeting to be held at the end of November 2006 to approve the Merger. The Parties currently expect to make the Merger Plan and related documents, including

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[8] We have been informed that the majority of approximately 22,300 futures and options transactions occurred between April and May 2005. Thus, the percentage of total volume on LIFFE for 2005 may not be representative of typical activity.

the historical financial statements of the Parties, publicly available to their respective shareholders and to publish the Notices in the Italian Official Gazette on October 27, 2006. The Parties intend to disseminate to their respective shareholders an informational document (the "Informational Document") regarding the Merger containing six-month financial information as of June 30, 2006 of each of the Parties on or about November 17, 2006 together with certain pro-forma financial information and other information relating to the Merger, and to hold the extraordinary shareholders meetings to approve the Merger on or about November 30 and, if necessary, December 1, 2006. Accordingly, at least 34 days will elapse from the time that the Merger Plan has been made available to the shareholders of the Parties until the shareholder votes occur. This process could last longer in the event of a competing offer for Sanpaolo IMI. The Parties currently expect to receive all regulatory approvals on or before December 22, 2006, and that the Merger will become effective on January 1, 2007.

Intesa shares to be delivered to Sanpaolo IMI's shareholders will represent approximately 49.3% of the Intesa Shares outstanding upon consummation of the Merger. Sanpaolo IMI's voting ordinary shares are listed on the Mercato. Sanpaolo IMI's American Depositary Shares ("ADSs"), each representing two voting ordinary shares of Sanpaolo IMI, are listed on the New York Stock Exchange. Sanpaolo IMI's voting ordinary shares and ADSs are also traded on SEAQ International, the London Stock Exchange's quotation system for equity securities of non-UK incorporated companies. JPMorgan Chase Bank is Sanpaolo IMI's Depositary and issues the American Depositary Receipts ("ADRs") evidencing the ADSs. The Sanpaolo IMI voting ordinary shares and ADSs are registered under Section 12 of the Exchange Act. Sanpaolo IMI's preferred shares are a special class of shares held exclusively by three Italian banking foundations on a proprietary basis. The preferred shares are unregistered and are not listed on any stock exchange.

As of August 26, 2006, the date on which the Merger was announced, the Merger exchange ratio of 3.115 Intesa Shares for every Sanpaolo IMI share represented a premium of approximately 1% for Sanpaolo IMI's shareholders (based on the average official prices for Intesa Shares and Sanpaolo IMI shares for the three-month period up to August 24, the date on which a preliminary announcement regarding a possible merger project was made) and a discount of approximately 1% for such shareholders (based on the official prices for Intesa Shares and Sanpaolo IMI shares on August 23, 2006, the day preceding the preliminary announcement).

IV. APPLICATION OF REGULATION M

In connection with the Merger, Banca Intesa will distribute Intesa Shares to Sanpaolo IMI shareholders and, therefore, will be engaged in a distribution in the United States for purposes of Regulation M. Under Regulation M, the restricted period for the distribution will begin on the day that the Merger Plan is first made available to Sanpaolo IMI shareholders on October 27, 2006 and will end once Sanpaolo IMI shareholders have approved the Merger at the Parties' respective shareholders' meetings on or about November 30, 2006 or December 1, 2006. Thus, the restricted period is likely to last for at least 34 days (and longer in the event of a competing bid for Sanpaolo IMI).

As divisions, subsidiaries or affiliates of Banca Intesa that, from time to time, purchase Intesa Shares for their own accounts and the accounts of others and recommend and exercise investment discretion with respect to the purchase of Intesa Shares, the Global Companies may be deemed to be "affiliated purchasers" of Banca Intesa, as defined in Rule 100 of Regulation M. In addition, none of the Global Companies currently intends to participate in any proxy solicitation or similar effort relating to the Intesa Shares. Accordingly, they would not be deemed to be "distribution participants" as defined in Rule 100 and, thus, would be subject to Rule 102 of Regulation M[9].

Under Rule 102, the Global Companies will not be permitted to bid for or purchase, or attempt to induce any person to bid for or purchase, Intesa Shares during the restricted period unless one of the specified exceptions under Rule 102 is available. There are no exceptions available under Rule 102 that would permit the Global Companies to engage in the derivatives hedging, asset management, insurance and unsolicited brokerage activities described in Section II of this letter. Therefore, without the requested exemptive relief, the Global Companies would not be permitted to engage in these activities for an extended period of time, which is likely to last at least 34 days (and longer in the event of a competing bid for Sanpaolo IMI).

If the Trading Units and the International Trading Units are precluded from effecting hedging transactions in Intesa Shares relating to Intesa Share Derivatives held in their proprietary trading portfolios prior to the commencement of the restricted period and entered into in the ordinary course of business, these units may be forced to unwind these derivatives or to incur losses as a result of their inability to properly hedge these transactions.

Absent an exemption, the Brokerage Unit and the International Brokerage Units may also be unable to execute brokerage orders submitted by their customers in the normal course, thereby forcing their customers to take their orders elsewhere. In view of the leading position of Banca Intesa and its subsidiaries in maintaining the accounts in which Intesa Shares are held and executing trades in Intesa Shares on the Italian Stock Exchange, Banca Intesa believes significant market disruption could occur if the Brokerage Unit could no longer execute trades in Intesa Shares as requested by clients.

In addition, to prohibit the Asset Managers from trading Intesa Shares during the restricted period would have a significant adverse effect on their ability to manage their investments on behalf of their clients. Furthermore, in the case of the Asset Managers and the

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[9] If any of the Global Companies were to participate in the solicitation effort, they would likely be considered as a "distribution participant" and thus would be subject to Rule 101 of Regulation M. Under Rule 101, none of the Global Companies would be permitted to bid for or purchase, or attempt to induce any person to bid for or purchase, Intesa Shares during the restricted period unless one of the specified exceptions under Rule 101 was available. As the available exceptions under Rule 101 would not permit the Global Companies to engage in most of the activities for which relief is being sought in this letter, we ask that the exemption that we are requesting apply whether the Global Companies are subject to Rule 101 or Rule 102.

International Asset Managers, it would be a violation of their fiduciary duties to the beneficiaries of the managed funds for such Asset Managers to refrain from, or engage in, trading Intesa Shares as a result of investment instructions received from their parent company unless such action were in the best interests of such beneficiaries.

Similarly, the Insurance Companies have fiduciary duties to the purchasers of policies to oversee the investments with respect to those policies in a manner that is in the best interests of those purchasers. Accordingly, the Insurance Companies may not refrain from, or engage in, trading Intesa Shares as a result of investment instructions received from Banca Intesa, unless such action is in the best interests of the purchasers of those policies.

The International Asset Managers, the International Trading Units and the International Brokerage Units have historically engaged in low volumes of trading in Intesa Shares. Accordingly, Banca Intesa believes that because these units intend to conduct the trading activities that are the subject of this request for exemptive relief in a manner consistent with their past practices, it is unlikely that such activities would have any price effect on the market for Intesa Shares.

Regulation M normally would not interfere with market activities in actively traded securities such as the Intesa Shares. The Intesa Shares would qualify as actively traded securities that are exempt under Rule 101(c)(1) with an average daily trading volume between January 2, 2006 and September 29, 2006 of approximately €157.6 million and a public float value of significantly in excess of €150 million. However, because the Global Companies are affiliated purchasers of the issuer, they may not rely on the actively traded securities exception to do what brokers for large U.S. issuers are normally allowed to do during distributions by those issuers.

Finally, Banca Intesa believes that the risk of market manipulation by the Global Companies is limited by the Chinese Wall procedures and fiduciary duties described above, the fact that the market activities that are the subject of this request for exemptive relief are the ordinary course market activities of the Global Companies and the fact that the jurisdictions in which the Global Companies operate have laws which prohibit market manipulation (as further discussed below).

For these reasons, we request the Staff to provide an exemption from Regulation M that would allow the Global Companies to continue to engage in the ordinary course market activities described above during the restricted period, as permitted under market practices and in accordance with applicable law in their home jurisdictions.

V. THE ITALIAN REGULATORY MARKET

Italy's banking and financial industry is regulated by Legislative Decree No. 385 of September 1, 1993, as amended (the "Banking Act"). The financial brokerage industry is regulated by Legislative Decree No. 58 of 1998, as amended (the "Finance Act") and CONSOB Regulation No. 11522 of July 1, 1998, as amended. Supervision and regulation of Italian banks is carried out primarily by the Bank of Italy. In addition, the following three authorities exercise supervisory and regulatory power over Italian banks: the *Interministerial Credit and Savings*

Committee (the "*Comitato Interministeriale per il Credito e per il Risparmio*"); the Minister of Economy and Finance. Additional supervisory activities are also carried out by the Foreign Exchange Office (the "*Ufficio Italiano Cambi*"). Since Banca Intesa is a corporation listed on the Italian Stock Exchange, the *Commissione Nazionale per le Società e la Borsa*, the Italian securities and exchange commission ("CONSOB") also exercises important supervisory powers. The "*Istituto per la Vigilanza sulle Assicurazioni Private e di Interesse Collettivo*" ("ISVAP") is the supervisory authority responsible for insurance services.

The organization and management of Italy's regulated markets is reserved to joint stock corporations (art. 61 and following articles of the Finance Act): the Italian Stock Exchange operates the Milan stock exchange (which includes the *MTA* further subdivided among the Blue Chip, Star and Standard segments), and *Mercato Expandi*, the Securities Derivatives Market (SeDeX), the Italian Derivatives Market (IDEM), the After Hours Market, the MTF (which is a segment of the MTA dedicated to funds) and the Fixed Income Market (MOT and EuroMOT). In compliance with law 262/2005, CONSOB is entitled to have five days within which it may block the execution of decisions by the Italian Stock Exchange regarding the exclusion, admittance or suspension of financial instruments and market participants. CONSOB exercises supervisory control over listed companies, intermediaries and the markets. CONSOB also reviews listing application disclosure and any other forms of solicitation relating to securities. CONSOB is also empowered to verify compliance with the legislation regarding insider trading and to report infringements to the public prosecutors. Law No. 62 of April 18, 2005 on price-sensitive information and market abuse which implemented E.U. Directive 6 of January 28, 2003, sets forth precautionary measures aimed at strengthening the level of protection and the proper use and disclosure of price-sensitive information.

Italian criminal law, and in particular the Finance Act, provide remedies for abusing confidential information that is likely to influence the prices of securities. Market manipulation and dissemination of false rumors to affect the prices of listed securities to realize a gain are prohibited. The breach of professional secrecy (in the sense of abuse of confidential information learnt in the exercise of professional duties), insider trading and price manipulation are criminal offenses in Italy.

Pursuant to section 2357 of the Italian Civil Code, Banca Intesa and its subsidiaries may purchase their own shares, subject to the conditions and limitations imposed by the Italian Civil Code. Such purchases must be authorized by the shareholders at an ordinary meeting. The number of shares to be acquired may not exceed (except in limited circumstances) 10.0% of Banca Intesa's issued share capital. The aggregate purchase price of the such shares may not exceed the total of available profits plus available reserves as reflected in the last financial statements approved by the shareholders. Similar limitations apply with respect to purchases of Banca Intesa's shares by subsidiaries of Banca Intesa. Where held by the company, the shares cannot be voted on at meetings of the shareholders, although such shares are counted for purposes of determining the relevant quorum.

Pursuant to article 73 of CONSOB resolution no. 11971/1998, the board of directors of Banca Intesa is required to make information regarding the purchase of Intesa Shares by itself publicly available at its registered office and the market management company at least 15 days prior to the shareholders' meeting. The report of the board of directors must be notified at the same time to CONSOB (article 93 of resolution 11971/1998). In addition, the minutes of the shareholders' meeting have to be notified to CONSOB at least 30 days following such meeting (article 93 of resolution 11971).

Pursuant to article 87 and article 101 of CONSOB resolution 11971/1998, Banca Intesa must inform the public about and must notify CONSOB with respect to any transaction regarding Intesa Shares by Banca Intesa, any controlled or controlling entities, or any transaction in Intesa Shares executed by subjects specifically appointed by Banca Intesa or such companies.

The jurisdictions in which the International Trading Units, the International Brokerage Units and the International Asset Managers operate generally have anti-market manipulation, insider trading and record-keeping laws and regulations similar to those governing market activities in Italy.

VI. RELIEF REQUESTED

As discussed above, Banca Intesa is seeking exemptive relief from the application of Rules 101 and 102 of Regulation M to permit the Global Companies to continue to engage in the derivatives hedging, asset management, insurance and unsolicited brokerage activities described in Section II of this letter during the Regulation M distribution period for the Merger. These activities would be conducted in the ordinary course of business and in accordance with applicable law in the Italian and other non-U.S. markets. We also request relief to permit the International Trading Units, the International Brokerage Units and the International Asset Managers to engage in their respective activities in the normal course of business and in accordance with applicable local laws.

The activities for which Banca Intesa is requesting relief will be conducted in the ordinary course of business and not for the purpose of facilitating the Merger. As a condition to the relief being requested, Banca Intesa undertakes to include disclosure in the Informational Document that will be made available to the Parties' respective shareholders. The disclosure would be substantially similar to the following:

> Since the announcement of the Merger, Banca Intesa and certain of its affiliates have engaged and intend to continue to engage in various dealing and brokerage activities involving Intesa Shares outside the United States.
>
> Certain mutual fund management companies, pension fund management companies, asset management companies and insurance companies that are affiliates of Banca Intesa have purchased and sold, and intend to continue to purchase and sell, Intesa Shares as part of their ordinary investing activities and/or as part of the investment selections made by their clients. Banca Intesa and its affiliates have also engaged, and intend to continue to engage, in dealings in Intesa Shares for their accounts and

the accounts of their customers for the purpose of hedging their positions established in connection with certain derivatives activities (such as options, warrants and other instruments) relating to Intesa Shares entered into by Banca Intesa and its affiliates and their customers, as well as to effect unsolicited brokerage transactions in Intesa Shares with their customers. These activities occurred and are expected to continue to occur in Italy, elsewhere in Europe and elsewhere outside the United States.

As a further condition to the relief being requested, Banca Intesa undertakes to keep records (the "Records") of the date and time when any Intesa Shares are purchased and sold, the market in which the purchase or sale is effected, the amount of Intesa Shares purchased or sold and the price of the purchase or sale, for each purchase or sale of Intesa Shares that each of the Global Companies makes during the restricted period. This information with respect to the Global Companies will not include any client-specific data, the disclosure of which is restricted under local law. Banca Intesa will maintain the Records for a period of two years following the end of the restricted period. Upon the written request of the Staff of the Division of Market Regulation of the Commission, Banca Intesa will make a copy of the relevant Records available at the Commission's offices in Washington, D.C.

In connection with the relief requested by Banca Intesa in this letter, please note that broader exemptive relief from Rule 101 and Rule 102 of Regulation M was granted with respect to market-making, derivatives hedging and unsolicited brokerage activities to: (1) Banca Santander Central Hispano, S.A. under your exemptive letter of September 10, 2004[10]; and (2) UBS AG under your exemptive letter of September 22, 2000[11].

Please do not hesitate to contact the undersigned at (202) 637-2242 to discuss this letter.

Sincerely yours,



John J. Huber
of LATHAM & WATKINS LLP

cc: Racquel Russell, Esq., Branch Chief, Division of Market Regulation
Bradley Owens, Esq., Special Counsel, Division of Market Regulation
Mauri L. Osheroff, Esq., Associate Director, Office of Regulatory Policy, Division of Corporation Finance

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[10] See Banca Santander Central Hispano, S.A., SEC No-Action Letter, File No. TP 04-70 (September 10, 2004). Unlike Banca Santander Central Hispano, S.A., Banca Intesa does not engage in market making (since it is prohibited from doing so pursuant to article 2357 Italian Civil Code) and does not have U.S. broker dealer operations.

[11] See UBS AG, SEC No-Action Letter, 2000 SEC No-Act. LEXIS 915 (September 22, 2000).

Paul M. Dudek, Esq., Chief, Office of International Corporate Finance, Division of Corporation Finance
Christina E. Chalk, Esq., Special Counsel, Office of Mergers and Acquisitions, Division of Corporation Finance
Brian V. Breheney, Esq., Chief, Office of Mergers and Acquisitions, Division of Corporation Finance

Michael S. Immordino, Latham & Watkins LLP